EXHIBIT 2



                  MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.

                            SECRETARY'S CERTIFICATE


               I, Charlene Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley, Dean Witter, Discover & Co., a corporation organized and existing under the laws of the State of Delaware (the "Corporation'), certify that, as approved by a Unanimous Consent of Directors in Lieu of a Meeting dated as of May 31, 1997, Peter Vogelsang is authorized to sign any documents on behalf of the Corporation which are to be filed with any government or regulatory agency in connection with the Merchant Banking division.

               IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 2nd day of February, 1998.



                                            /s/ Charlene Herzer
                                            --------------------------------
                                            Charlene Herzer


[SEAL]